SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

DEPOMED, INC.

(Name of Subject Company (Issuer))

Diosail Merger Corporation

(Name of Offeror)

A Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, no par value

(Title of Class of Securities)

249908104

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road, Dublin 4, Ireland

011 353 1 772 2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Barbara Borden Kay Chandler Sean Clayton Cooley LLP 4401 Eastgate Mall San Diego, California 92121 Telephone: (858) 550-6000	Rodd M. Schreiber Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,259,815,871.78	$227,563.46

(1)	Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and solely for the purpose of calculating the filing fee, the market value of the securities to be received was calculated as the product of (1) 85,518,103 shares of common stock, no par value, of Depomed, Inc., which we refer to as Depomed, and which common stock we refer to as Depomed common stock (being the sum of (i) 60,481,391 shares of Depomed common stock outstanding as of November 4, 2015 (as reported in Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015), (ii) 5,977,131 shares of Depomed common stock subject to outstanding awards under Depomed’s 2004 Equity Incentive Plan as of March 20, 2015 (as reported in Depomed’s Proxy Statement on Schedule 14A filed on April 6, 2015), (iii) 2,711,122 shares of Depomed common stock subject to outstanding awards under Depomed’s 2014 Omnibus Incentive Plan as of March 20, 2015 (as reported in Depomed’s Proxy Statement on Schedule 14A filed on April 6, 2015), (iv) 89,758 shares of Depomed common stock subject to outstanding awards granted by Depomed after March 20, 2015 (as reported in Statements of Changes in Beneficial Ownership filed on Form 4), and (v) 19,167,261 shares of Depomed common stock issuable upon the conversion of Depomed’s outstanding convertible notes assuming that all such notes are converted after the completion of the offer on the expiration date but prior to the consummation of the second-step merger, and that Depomed elects to settle such notes using only shares of Depomed common stock (and for purposes of such settlement such shares are valued at $33.00 per share), less (a) 2,250,000 shares of Depomed common stock in which Horizon Pharma, Inc. has an ownership interest, which will not be tendered in the offer and will be cancelled in any merger with Depomed) and (b) 658,560 shares of Depomed common stock issued pursuant to the exercise of options during the six month period ending September 30, 2015 (as reported in Depomed’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2015 and September 30, 2015) and (2) the average of the high and low sale prices of Depomed common stock as reported on the NASDAQ Global Select Market on September 4, 2015 ($26.43).
(2)	Computed in accordance with Rule 0-11 under the Exchange Act to be $227,563.46, which is equal to 0.0001007 multiplied by the underlying value of the transaction of $2,259,815,871.78.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $263,533.95	Filing Party: Horizon Pharma Public Limited Company
Form of Registration No. Form S-4/A	Date Filed: October 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on September 8, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Horizon Pharma Public Limited Company, a public limited company formed under the laws of Ireland (“Horizon”), and Diosail Merger Corporation, a California corporation and a wholly owned subsidiary of Horizon (“Purchaser”). The Schedule TO relates to the offer by Horizon, through Purchaser, to exchange each issued and outstanding share of common stock, no par value (including the associated rights to purchase preferred stock, the “Depomed common stock”), of Depomed, Inc., a California corporation (“Depomed”), that is validly tendered and not properly withdrawn prior to the expiration date, for 0.95 ordinary shares of Horizon, nominal value $0.0001 per share (including any cash paid in lieu of a fractional Horizon ordinary share), subject to the procedures described in (1) the Offer to Exchange, dated October 15, 2015 (the “Offer to Exchange”), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

All capitalized terms used in this Amendment No. 9 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer was terminated on November 20, 2015. No shares of Depomed common stock were purchased by the Purchaser pursuant to the Offer. The Purchaser has instructed the exchange agent for the Offer to promptly return all shares of Depomed common stock to the tendering shareholders.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Diosail Merger Corporation

By:	/s/ Paul W. Hoelscher
Name:	Paul W. Hoelscher
Title:	Chief Financial Officer

Horizon Pharma plc

By:	/s/ Paul W. Hoelscher
Name:	Paul W. Hoelscher
Title:	Executive Vice President, Chief Financial Officer

Date: November 20, 2015

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Form of Letter of Transmittal.*

(a)(1)(B)	Form of Notice of Guaranteed Delivery.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4)(A)	Offer to Exchange, dated October 15, 2015.**

(a)(5)(A)	Press Release, dated September 8, 2015.***

(a)(5)(B)	Letter to Depomed, Inc. Shareholders, dated September 10, 2015.***

(a)(5)(C)	Investor presentation first used by Horizon Pharma Public Limited Company on September 17, 2015, as amended.***

(a)(5)(D)	Amended slide in investor presentation first used by Horizon Pharma Public Limited Company on October 13, 2015.***

(a)(5)(E)	Press Release, dated October 15, 2015.***

(a)(5)(F)	Press Release, dated October 26, 2015.***

(a)(5)(G)	Press Release, dated November 13, 2015.***

(a)(5)(H)	Letter to Depomed, Inc. Shareholders, dated November 17, 2015.***

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Cooley LLP regarding certain tax matters.**

*	Incorporated by reference to the Horizon Registration Statement on Form S-4 filed on September 8, 2015.
**	Incorporated by reference to Amendment No. 3 to the Horizon Registration Statement on Form S-4 filed on October 15, 2015.
***	Previously filed.